FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of August, 2011

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
4 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

an announcement on change of supervisor of Huaneng Power International, Inc.  (the “Registrant”) , made by the Registrant on August 3, 2011.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHANGE OF SUPERVISOR

Huaneng Power International, Inc. (the ÒCompanyÓ) announces that Mr. Dai Xinmin (ÒMr. DaiÓ) resigned as a Staff Representative Supervisor of the Seventh Session of the Supervisory Committee due to work re-location with effect from 3 August 2011. Ms. Zhang Ling (ÒMs. ZhangÓ) was democratically elected as a Staff Representative Supervisor of the Seventh Session of the Supervisory Committee of the Company by the employees of the Company on 3 August 2011.

Mr. Dai confirms that he has no disagreement with the Board of Directors and/or the Supervisory Committee of the Company, nor is there any matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company.

Biography of Ms. Zhang Ling, the Staff Representative Supervisor of the Company, is set out below:

Zhang Ling, aged 51, joined the Company since 1996. She is the Manager of the Audit and Supervisory Department of the Company, Director of Huaneng Shanghai Shidongkou Power Generation Limited Liability Company, Director of Huaneng Shanghai Combined Cycle Power Limited Liability Company, Director of Huaneng Nantong Power Generation Limited Liability Company, Director of Huaneng (Suzhou Industrial Park) Power Generation Co., Ltd., Director of Taicang Power Generation Limited Liability Company, Director of Huaneng Huaiyin Power Generation Co., Ltd., Director of Huaneng Huaiyin II Power Limited Company, Director of Huaneng Nanjing Jinling Power Co., Ltd,, Director of Huaneng Qidong Wind Power Generation Co., Ltd., Director of Huaneng Rudong Wind Power Generation Co., Ltd., Director of Huaneng Taicang Port Service Limited Liability Company, Director of Huaneng Suzhou Cogeneration Power Company Ltd., and Director of Huaneng Chaohu Power Generation Limited Liability Company. She had served as Deputy Chief of the Pricing Division of the

Economic Adjustment Department of the Ministry of Electricity, Deputy Chief and Chief of the Pricing Administration Division of the Finance Department of Huaneng International Power Development Corporation, Chief of the Pricing Administration Division of the Finance Department, Deputy Manager of the Planning and Operation Department, Deputy Manager of the Marketing Department, Deputy Manager and Manager of the Share Administration Department of the Company. She graduated from Zhongnan University of Economics specializing in financial accounting with a bachelor’s degree. She is a senior accountant.

Ms. Zhang as the Staff Representative Supervisor of the Seventh Session of the Supervisory Committee of the Company will be for a term until the expiry of the Seventh Session of the Supervisory Committee. According to the articles of association of the Company, such appointment does not require approval at the general meeting of the Company. Ms. Zhang will not receive any remuneration as supervisor. Save as disclosed above, Ms. Zhang has not held the position as director in any listed companies in the past three years. Ms. Zhang does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does she have any interests in the Shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

In addition, there is no other information in relation to Ms. Zhang which is discloseable pursuant to any of the requirements set out in Rule 13 .51(2)(h) to 13 .51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the shareholders of the Company.

By Order of the Board
Huaneng Power International, Inc.
Gu Biquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong

(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)

Beijing, the PRC
3 August 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Gu Biquan

Name:	Gu Biquan
Title:	Company Secretary

Date:    August 3, 2011